SCHEDULE 13D/A
CUSIP No. 407497 106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Hamilton Lane Incorporated
(Name of Issuer)

Class A Common Stock, par value $0.001
(Title of Class of Securities)

407497 106
(CUSIP Number)

Lydia Gavalis
General Counsel and Secretary
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004
Telephone: (610) 934-2222

with a copy to:

H. John Michel, Jr.
Kimberly K. Rubel
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
Telephone: (215) 988-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HLA Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 32,521,053
	(9)	Sole Dispositive Power 15,538,333
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,521,053
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 62.0%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HRHLA, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 32,521,053
	(9)	Sole Dispositive Power 11,356,448
	(10)	Shared Dispositive Power 4,181,885
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,521,053
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 62.0%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hartley R. Rogers
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 32,521,053
	(9)	Sole Dispositive Power 11,531,657
	(10)	Shared Dispositive Power 4,181,885
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,521,053
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 62.0%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hamilton Lane Advisors, Inc.
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,579,104
	(9)	Sole Dispositive Power 2,579,104
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,579,104
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 10.0%
(14)	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Mario L. Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,939,415
	(9)	Sole Dispositive Power 5,655,783
	(10)	Shared Dispositive Power 283,632
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,939,415
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 20.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Mario Giannini 2008 Annuity Trust
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 977,296
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 977,296
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 977,296
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 4.0%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Joseph G. Maniaci
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 977,296
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 977,296
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 977,296
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 4.0%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Laura Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 716,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 716,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 716,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 3.0%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Matthew Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 716,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 716,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 716,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 3.0%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person O. Griffith Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,438,720
	(9)	Sole Dispositive Power 6,254
	(10)	Shared Dispositive Power 1,432,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,438,720
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 5.9%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Barbara Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,432,466
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,432,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,466
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 5.8%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Oakville Number Two Trust
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,000,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,000,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 4.3%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Rysaffe Trust Company (C.I.) Limited
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,000,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,000,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 4.3%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The Initial Trust Under the Frederick B. Whittemore 2008 Children’s Trust Agreement Dated November 25, 2008
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 363,760
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 363,760
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 363,760
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 1.6%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Edward B. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 363,760
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 363,760
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 363,760
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 1.6%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Laurence F. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 363,760
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 363,760
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 363,760
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 1.6%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Schmertzler
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,102,005
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,102,005
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,102,005
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 4.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Erik R. Hirsch
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,976,691
	(9)	Sole Dispositive Power 2,976,691
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,976,691
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 11.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Juan Delgado-Moreira
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,417,620
	(9)	Sole Dispositive Power 1,417,620
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,620
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 6.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Paul Yett
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,010,345
	(9)	Sole Dispositive Power 1,010,345
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,345
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 4.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Randy Stilman
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 865,234
	(9)	Sole Dispositive Power 865,234
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 865,234
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 3.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Kevin J. Lucey
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 889,666
	(9)	Sole Dispositive Power 889,666
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 889,666
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 3.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Tara Blackburn
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 451,462
	(9)	Sole Dispositive Power 451,462
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 451,212
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 1.9%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Stephen R. Brennan
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 372,741
	(9)	Sole Dispositive Power 372,741
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 372,741
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 1.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Andrea Anigati
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 601,929
	(9)	Sole Dispositive Power 601,929
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 601,929
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 2.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Kelly
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 399,619
	(9)	Sole Dispositive Power 399,619
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 399,619
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 1.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Jeffrey S. Meeker
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 445,500
	(9)	Sole Dispositive Power 445,500
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 445,500
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 1.9%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Thomas Kerr
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 403,940
(9)	Sole Dispositive Power 403,940
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 403,940
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 1.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person David Helgerson
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 252,630
	(9)	Sole Dispositive Power 252,630
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 252,630
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 1.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Donohue
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 87,055
	(9)	Sole Dispositive Power 87,055
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,055
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 0.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the Class A Common Stock, $0.001 par value, of Hamilton Lane Incorporated, a Delaware corporation (the “Issuer”), to amend and supplement the Schedule 13D filed on March 17, 2017 (as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D filed on March 17, 2017.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a)As of the date of this Amendment:

(i)
HLAI beneficially owns 32,521,053 shares of Class A common stock as holder of 14,538,318 Class B units and because it has voting control over an additional 17,982,735 shares of Class A common stock. HLAI’s principal business is to hold Class B units of HLA and Class B common stock of the pre-IPO investor group, including certain members of senior management of the Issuer and outside investors.

(ii)
HRHLA beneficially owns 32,521,053 shares of Class A common stock as the managing member of HLAI. HRHLA’s principal business is to hold the membership interests in HLAI representing its ownership in the Issuer.

(iii)	Hartley R. Rogers beneficially owns 32,521,053 shares of Class A common stock as the managing member of HRHLA and as the direct owner of restricted stock of the Issuer.

(iv)	HLA Inc. beneficially owns 2,579,104 shares of Class A common stock as holder of 2,579,104 Class B units. HLA Inc. holds Class B units on behalf of Mario L. Giannini, its sole stockholder.

(v)
Mario L. Giannini beneficially owns 5,939,415 shares of Class A common stock, which includes 2,949,595 shares of Class A common stock beneficially held through Class B units held directly, the 2,579,104 shares of Class A common stock beneficially held by HLA Inc., 283,632 shares of Class A common stock beneficially held as a result of his ownership interest in HLAI, and 127,084 shares of Class A common stock held directly.

(vi)	The Giannini Trust and Joseph G. Maniaci, as trustee, beneficially own 977,296 shares of Class A common stock as a result of the Giannini Trust’s ownership interest in HLA.

(vii)	The Laura Sexton Trust beneficially owns 716,233 shares of Class A common stock as a result of its ownership interest in HLAI.

(viii)	The Matthew Sexton Trust beneficially owns 716,233 shares of Class A common stock as a result of its ownership interest in HLAI.

(ix)
O. Griffith Sexton beneficially owns 1,438,720 shares of Class A common stock, which includes 1,432,466 shares as a trustee of the two Sexton family trusts and 6,254 shares of Class A common stock held directly.

(x)	Barbara Sexton beneficially owns 1,432,466 shares of Class A common stock as a trustee of the two Sexton family trusts.

(xi)
Oakville Trust and Rysaffe, its trustee, directly own 1,000,015 shares of Class A common stock and beneficially own an additional 7 shares of Class A common stock as a result of the Oakville Trust’s ownership interest in HLAI.

(xii)
The Whittemore Trust and Edward B. Whittemore and Laurence F. Whittemore, its trustees, beneficially own 363,760 shares of Class A common stock as a result of the Whittemore Trust’s ownership interest in HLAI.

(xiii)	Michael Schmertzler beneficially owns 1,102,005 shares of Class A common stock as a result of his ownership interest in HLAI.

(xiv)
The Management Investors collectively beneficially own 1,626,039 shares of Class A common stock directly, an additional 312,489 shares of restricted Class A common stock subject to vesting, and 8,235,904 shares of Class A common stock as holders of 4,130,179 Class B units and 4,105,725 Class C

SCHEDULE 13D/A
CUSIP No. 407497 106

units held by HLMI. Pursuant to and under the terms and conditions of the exchange agreement, as amended (the “Exchange Agreement”), each Management Investor may exchange such Class B units and Class C units for shares of Class A common stock on a one-for-one basis.
Each Reporting Person, other than Mr. Rogers, HLAI and HRHLA, disclaims beneficial ownership of securities owned by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein.  Ms. Blackburn also disclaims beneficial ownership of the 250 shares of Class A common stock owned by her son, who lives at her home.
Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Certain of the Reporting Persons participated as selling stockholders in a registered offering of Class A common stock of the Issuer, which closed on March 5, 2018 (the “2018 Offering”). In connection with the 2018 Offering, Mr. Delgado-Moreira and Oakville Trust (together, the “Selling Stockholders”) collectively sold 696,315 shares of Class A common stock, while the Issuer sold 3,834,686 shares of Class A common stock. The Issuer did not receive any proceeds from the sale of Class A common stock by the Selling Stockholders. The proceeds from the Issuer's sale of shares of Class A common stock were used to settle in cash exchanges of Class B units (along with payment of the par value of a corresponding number of redeemed shares of Class B common stock) and Class C units of HLA by certain of the Reporting Persons. The redeemed shares of Class B common stock were cancelled.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 to this Amendment No. 1 is hereby incorporated by reference.

Pursuant to lock-up agreements, the Issuer, HLA, all of the Issuer's directors and executive officers and certain of the Reporting Persons (collectively owning approximately 71% of the Issuer's common stock as of February 26, 2018) agreed that, without the prior written consent of the underwriters for the 2018 Offering, they will not, subject to specified exceptions, directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock for a period of 90 days after the date of the prospectus.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)

HLAI	32,521,053	62.0%
HRHLA	32,521,053	62.0%
Hartley R. Rogers	32,521,053	62.0%

SCHEDULE 13D/A
CUSIP No. 407497 106

HLA Inc.	2,579,104	10.0%
Mario L. Giannini	5,939,415	20.5%
Mario Giannini 2008 Annuity Trust	977,296	4.1%
Joseph G. Maniaci	977,296	4.1%
O. Griffith Sexton	1,438,720	5.9%
Barbara Sexton	1,432,466	5.8%
Laura Sexton Trust	716,233	3.0%
Matthew Sexton Trust	716,233	3.0%
Oakville Trust	1,000,022	4.3%
Rysaffe	1,000,022	4.3%
Whittemore Trust	363,760	1.6%
Edward B. Whittemore	363,760	1.6%
Laurence F. Whittemore	363,760	1.6%
Michael Schmertzler	1,102,005	4.5%
Erik R. Hirsch	2,976,691	11.5%
Juan Delgado-Moreira	1,417,620	6.1%
Paul Yett	1,010,345	4.2%
Randy Stilman	865,234	3.6%
Kevin J. Lucey	889,666	3.7%
Tara Blackburn	451,462	1.9%
Stephen R. Brennan	372,741	1.6%
Andrea Anigati	601,929	2.5%
Michael Kelly	399,619	1.7%
Jeffrey S. Meeker	445,500	1.9%
Thomas Kerr	403,940	1.7%
David Helgerson	252,630	1.1%
Michael Donohue	87,055	0.4%

Total for Group	32,521,053	62.0%

*	Less than 1%

(1)
Based on the number of shares of Class A common stock (23,147,403) issued and outstanding as of March 23, 2018, the date of this report, and assuming all outstanding Class B units and Class C units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A common stock on a one-for-one basis. On March 14, 2018, the Issuer awarded 185,862 shares of restricted Class A common stock to employees as part of its ordinary course annual equity grant cycle, including a total of 95,681 shares of restricted Class A common stock to employee Reporting Persons, which are reflected in this report.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 1 is hereby incorporated herein by reference.

The following table sets forth the transactions by the Reporting Persons involving the beneficial ownership of Class A Common stock that were effected since January 22, 2018.

Reporting Person	Number of Class B Units Exchanged(1)	Number of Class C Units Exchanged(2)	Shares of Class A Common Stock Granted(3)	Shares of Class A Common Stock Withheld(4)	Shares of Class A Common Stock Sold(5)
Hartley R. Rogers	285,715(6)		18,388	26,294
Mario L. Giannini	943,075(7)			19,770
Laura Sexton Trust	475,000(8)

SCHEDULE 13D/A
CUSIP No. 407497 106

Matthew Sexton Trust	475,000(9)
Oakville Trust					250,000(10)
Whittemore Trust	19,145(11)
Erik R. Hirsch		504,667(12)	15,761	17,054
Juan Delgado-Moreira			12,478		446,315
Paul Yett		300,000(12)	1,236	1,504
Randy Stilman		226,914(12)	4,269	3,001
Kevin J. Lucey		126,154(12)	11,821	11,933
Tara Blackburn		180,000(12)	5,911	823
Stephen R. Brennan		36,819(12)	7,224	5,920
Andrea Anigati			5,090	4,695
Michael Kelly		67,851(12)		1,973
Jeffrey S. Meeker			4,433	2,717
Thomas Kerr		10,000(12)	5,582	4,515
David Helgerson			2,128	2,485
Michael Donohue		12,626(12)	1,360	1,132
HLAI	2,197,935(13)
HRHLA	2,197,935(13)

(1)
Pursuant to the Exchange Agreement, the Class B Units of HLA are exchangeable, on a one-for-one basis, for shares of Class A common stock or, at the Issuer's election, for cash. The column below represents Class B Units exchanged on March 5, 2018 in connection with the 2018 Offering. At the Issuer's election, the exchange was settled in cash at a price of $32.79.

(2)
Pursuant to the Exchange Agreement, the Class C Units of HLA are exchangeable, on a one-for-one basis, for shares of Class A common stock or, at the Issuer's election, for cash. The column below represents Class C Units exchanged on March 5, 2018 in connection with the 2018 Offering. At the Issuer's election, the exchange was settled in cash at a price of $32.79.

(3)	Represents shares issued to the Reporting Person pursuant to an award of restricted stock under the Issuer's 2017 Equity Plan, as amended. The awards are subject to a time-based vesting condition.

(4)	Represents shares delivered to the Issuer on March 14, 2018 to satisfy withholding taxes due upon the vesting of previously granted restricted stock awards. The forfeiture price was $38.07.

(5)	Represents Class A common shares sold by the Selling Stockholders on March 5, 2018 at a price of $34.25 in connection with the 2018 Offering.

(6)
These securities were owned indirectly by Mr. Rogers through HLAI. Mr. Rogers is the manager of HRHLA, LLC, the managing member of HLAI. HLAI distributed the HLA units to Mr. Rogers in order to facilitate the exchange.

(7)
Represents 278,508 securities that were owned directly by Mr. Giannini and 664,567 securities that were owned indirectly through HLMI. HLMI distributed the indirectly held HLA units to Mr. Giannini in order to facilitate the exchange.

(8)
Represents securities owned indirectly by The 2008 Sexton Des. Trust FBO Laura Sexton through HLAI. HLAI distributed the HLA units to the trust in order to facilitate the exchange. Mr. Sexton and Mrs. Barbara Sexton serve as trustees of this trust.

(9)
Represents securities owned indirectly by The 2008 Sexton Des. Trust FBO Matthew Sexton through HLAI. HLAI distributed the HLA units to the trust in order to facilitate the exchange. Mr. Sexton and Mrs. Barbara Sexton serve as trustees of this trust.

(10)	Represents securities held directly by the Oakville Trust. Rysaffe Trust Company (CI) Limited serves as trustee of the trust.

(11)
Represents securities owned indirectly by the Whittemore Trust through HLAI. HLAI distributed the HLA units to the trust in order to facilitate the exchange. Messrs. Whittemore serve as trustees of the trust.

(12)	Represents shares held on behalf of the individual by HLMI. HLMI distributed the HLA units to the individual in order to facilitate the exchange.

(13)	See footnotes 6, 7, 8, 9, and 11. As set forth in the Schedule 13D, HRHLA is the managing member of HLAI.

SCHEDULE 13D/A
CUSIP No. 407497 106

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and and supplemented as follows:

In connection with the 2018 Offering, the Issuer, HLA, all of the Issuer's directors and executive officers and certain of the Reporting Persons (collectively owning approximately 71% of the Issuer's common stock) have entered into lock-up agreements as described in Item 4. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the form of lock-up agreement attached hereto as Exhibit 2.

SCHEDULE 13D/A
CUSIP No. 407497 106

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
2.	Form of Lock-Up Agreement.
3.
Amendment No. 1 to the Fourth Amended and Restated Limited Liability Company Agreement of Hamilton Lane Advisors, L.L.C., dated as of February 26, 2018, by and among Hamilton Lane Advisors, L.L.C. and its members (incorporated by reference to Exhibit 10.2 to the Issuer's Form S-1 filed with the SEC on February 26, 2018).

4.
Amendment No. 1 to the Exchange Agreement, dated as of February 6, 2018, by and among Hamilton Lane Incorporated, Hamilton Lane Advisors, L.L.C. and each of the other persons and entities party thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Form 10-Q filed with the SEC on February 9, 2018).

SCHEDULE 13D/A
CUSIP No. 407497 106

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2018

1.	HLA Investments, LLC
	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

2.	HRHLA, LLC

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

3.	Hamilton Lane Advisors, Inc.

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

4.	/s/ Lydia Gavalis, Attorney-in-Fact
Hartley R. Rogers

5.	/s/ Lydia Gavalis, Attorney-in-Fact
Mario L. Giannini

6.	Mario Giannini 2008 Annuity Trust

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

7.	/s/ Lydia Gavalis, Attorney-in-Fact
Joseph G. Maniaci

8.	/s/ Lydia Gavalis, Attorney-in-Fact
O. Griffith Sexton

9.	/s/ Lydia Gavalis, Attorney-in-Fact
Barbara Sexton

SCHEDULE 13D/A
CUSIP No. 407497 106

10.	The 2008 Sexton Des. Trust FBO Laura Sexton

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

11.	The 2008 Sexton Des. Trust FBO Matthew Sexton

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

12.	Oakville Number Two Trust

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

13.	Rysaffe Trust Company (C.I.) Limited

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

14.	The Initial Trust under the Frederick B. Whittemore 2008 Children's Trust Agreement dated November 25, 2008

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

15.	/s/ Lydia Gavalis, Attorney-in-Fact
Edward B. Whittemore

16.	/s/ Lydia Gavalis, Attorney-in-Fact
Laurence F. Whittemore

17.	/s/ Lydia Gavalis, Attorney-in-Fact
Michael Schmertzler

SCHEDULE 13D/A
CUSIP No. 407497 106

18.	/s/ Lydia Gavalis, Attorney-in-Fact
Erik R. Hirsch

19.	/s/ Lydia Gavalis, Attorney-in-Fact
Kevin J. Lucey

20.	/s/ Lydia Gavalis, Attorney-in-Fact
Juan Delgado-Moreira

21.	/s/ Lydia Gavalis, Attorney-in-Fact
Randy Stilman

22.	/s/ Lydia Gavalis, Attorney-in-Fact
Paul Yett

23.	/s/ Lydia Gavalis, Attorney-in-Fact
Tara Blackburn

24.	/s/ Lydia Gavalis, Attorney-in-Fact
Andrea Anigati

25.	/s/ Lydia Gavalis, Attorney-in-Fact
Michael Kelly

26.	/s/ Lydia Gavalis, Attorney-in-Fact
Stephen R. Brennan

27.	/s/ Lydia Gavalis, Attorney-in-Fact
Jeffrey S. Meeker

28.	/s/ Lydia Gavalis, Attorney-in-Fact
Thomas Kerr

29.	/s/ Lydia Gavalis, Attorney-in-Fact
David Helgerson

30.	/s/ Lydia Gavalis, Attorney-in-Fact
Michael Donohue